

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2019

Matthew Kane
President and Chief Executive Officer
Precision BioSciences, Inc.
302 East Pettigrew St., Suite A-100
Durham, NC 27701

> **Re: Precision BioSciences, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on December 28, 2018**
> **CIK No. 0001357874**

Dear Mr. Kane:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1

Our Foundation I-Crel, page 1

1. We note revisions in response to prior comment 2 in which you broadly cite "scientific literature" and "various third-party studies" to support performance claims concerning I-Crel. Please revise your Business section to identify and discuss the literature and studies that you highlight in your Summary.

Food and Agriculture, page 4

2. We refer to prior comments 1 and 6 and note your revised disclosure on page 4 indicating that you have "successfully" edited a variety of plant species. Please revise to clarify how you measure editing success in the context of food and agriculture (*e.g.*,

safety, nutrition, flavor). Given that you have not conducted field testing, please tell us the basis you have to make this performance claim. In addition, please revise this section of the Summary to clarify that you have not commercialized any food and agriculture products to date and to explain that you must undertake field testing prior to commercializing any such products. Also revise to explain briefly the term "pre-breeding material."

Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 77

3.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Notes to consolidated financial statements
Note 13: Collaboration and license agreements, page F-26

4.   We acknowledge your response to the third bullet of prior comment 20. The disclosure of the potential receipt of an aggregate $1.6 billion in milestones under the Servier agreement does not provide financial statement users with any information to assess the likelihood of receipt or the potential timing of receipt. As a result, please revise your disclosure to aggregate your potential milestones into subcategories based on the nature of the underlying milestones. For example, aggregation by early-stage development, late-stage development, regulatory submission, regulatory approval and sales-based milestones appear to be reasonable and appropriate.

Condensed consolidated statements of changes in stockholders' equity (deficit) (Unaudited), page F-34

5.   Please revise your submission to provide the comparable interim information for 2017 as required by Rule 8-03(a)(5) of Regulation S-X.

Notes to unaudited condensed consolidated financial statements
Note 9: Collaboration and license agreements
Collaboration and license agreement with Gilead, page F-45

6.   Please revise your disclosure to clearly identify each deliverable and separate unit of accounting, the arrangement consideration allocated to each separate unit of accounting and how you will account for each. See ASC 605-25-50-2. Also, disclose aggregate milestone consideration to be received by subcategories based on the nature of the

underlying milestones consistent with the comment above on your Servier agreement. Refer to ASC 605-28-50-2.

You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance